HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                      (303) 839-0061                Fax: (303) 839-5414

                                  April 2, 2019


Theresa Brillant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      RE:   The Diamond Cartel, Inc.
            Form 10-Q for Period Ended October 31, 2018
            File No. 333-215884

     This office represents The Diamond Cartel, Inc. (the "Company"). This letter provides the Company's responses to the comments received from the staff by letter dated March 27, 2019. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter.

     1. The Company's financial statements included in its 10-Q reports filed subsequent to November 7, 2018 were reviewed by Prager Metis, CPAs, LLC.

     The Company filed an Item 4.01, 8-K report on April 2, 2019.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.


                                Very Truly Yours,

                                HART & HART, LLC


                               /s/ William T. Hart

                                 William T. Hart